

October 31, 2024

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

      Re: Principal Credit Real Estate Income Trust
          Post-Effective Amendment No.1 to Registration Statement on Form 10-12G
          Filed October 7, 2024
          File No. 000-56670

Dear Brian Riley:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Post Effective Amendment No.1 to Registration Statement on Form 10

Item 1. Business
Investment Company Act Considerations, page 15

1.   Please expand your disclosure under Investment Company Act Considerations to address more fully the issues highlighted in your Investment Company Act risk factor disclosure on page 91, including your adherence to certain staff guidance under Section 3(c)(5)(C) and your proposed treatment of certain joint venture interests.

Item 1A. Risk Factors, page 58

2.   We note your statement "*Generally, we expect* the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that *we believe* such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act." (emphasis added). Please revise to provide a more definitive statement.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Daniel B. Honeycutt